UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K |_| Form 20-F  |_| Form 11-K |_| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

             For Period Ended:  December 31, 2007
                                ---------------------------------------

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:
                                             --------------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Neonode Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

SBE, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

Warfvingesvag 45, 112 51
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Stockholm, Sweden
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
         (b)  The subject annual report, semi-annual report, transition report
|X| on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in filing the Form 10-K for the year ended December 31, 2007 is due to a delay in completing the annual audit that could not be avoided without unreasonable effort or expense. The 2007 audit has taken longer than in previous periods due to the following:

     1. a merger transaction that occurred on August 10, 2007 that resulted in a new combined company with different historical financial statements than those that were in included in last year's 10-K (see the Form 8-K filed August 10, 2007 for a detailed description); and
     2. a change in our fiscal year end from October 31 to December 31 which is that of the acquirer in the August merger transaction.

 (Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David Brunton               (925)               355-7700
     -------------------         -------------       ---------------------------
            (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |X| No |_|


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On August 10, 2007, our wholly-owned subsidiary, Cold Winter Acquisition Corporation (Cold Winter Acquisition Sub), consummated a merger and reorganization where Cold Winter Acquisition Sub was merged with and into Neonode, Inc. (Old Neonode) with Old Neonode continuing after the merger as the surviving corporation and our wholly-owned subsidiary (Merger). Our name was subsequently changed from SBE, Inc to "Neonode Inc." and Old Neonode's name was changed from Neonode Inc. to "Cold Winter, Inc." in connection with the completion of the Merger.

         Following the closing of the Merger, the business and operations of Old Neonode prior to the Merger became the primary business and operations of our newly-combined company, Neonode, Inc.

         For accounting purposes, the Merger was accounted for as a merger with Old Neonode as the accounting acquirer. Thus, the historical financial statements of Old Neonode have become our historical financial statements and the results of operations of our company (formally known as SBE, Inc.) prior to the Merger are not included in this Form 10-K. Thus the audited consolidated financial statements that will appear in our annual report on Form 10-K for the year ended December 31, 2007 (2007 10-K), which cover the fiscal year ended December 31, 2006 and our discussion of our financial condition and results of operations for the year ended December 31, 2006 will reflect Old Neonode's stand-alone consolidated operations. The audited consolidated financial statements and the discussion of our financial condition and results of operations for the year ended December 31, 2007 contained in our 2007 10-K include Old Neonode's results of operations for the twelve month period ended December 31, 2007 and do not reflect any of SBE, Inc's financial information prior to the Merger. Our consolidated financial statements contained in our 2007 10-K include Old Neonode's accounts, those of its wholly-owned subsidiary, Neonode AB, and, from August 10, 2007, our accounts and the accounts of our wholly-owned subsidiary Cold Winter, Inc.

         In addition, the company changed its year end from October 31 (which was SBE Inc's fiscal year end) to December 31 (which is Old Neonode's year end) in conjunction with the culmination of the merger transaction.

         As a result of the Merger and the accounting treatment being used as a result of the Merger as described above, there will be significant changes in the results of operations from the Form 10-K covering the fiscal year ended October 31, 2006 filed with the Securities and Exchange Commission last year.

                                  Neonode Inc.
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 3/31/2008                            By  /s/ David Brunton
    -----------------------------             ----------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).